UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)

Mitel Networks Corporation
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

60671Q104
(CUSIP Number)

Melissa Dawson Spiegel Morgan Stanley 1585 Broadway New York, NY 10036 (212) 762-4860
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60671Q104
1.	Names of Reporting Persons. Morgan Stanley 36-3145972
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 3,874,330
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,874,330
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,874,330
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No.	60671Q104
1.	Names of Reporting Persons. Morgan Stanley Principal Investments, Inc. 20-8595823
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 3,729,269
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,729,269
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,269
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) CO

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley Principal Investments, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Morgan Stanley (“MSPI” and, together with MS, the “Reporting Persons”).

This Amendment No. 2 amends and supplements the initial Statement on Schedule 13D (the “Schedule 13D”), filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2007, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on April 30, 2010.

Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D, as amended.

Item 2.  Identity and Background

(a) This Amendment No. 2 is being filed jointly on behalf of the Reporting Persons.

(b) The address of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

(c) MS is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  MSPI is an indirect wholly-owned subsidiary of MS.

The name, business address, citizenship, present principal occupation or employment of each director and executive officer of MS and MSPI are set forth in Schedule A and Schedule B, respectively, and incorporated herein by reference.

(d) and (e)

During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A or Schedule B, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit B and incorporated herein by reference.

Item 4.  Purpose of Transaction

On January 31, 2014, Mitel Networks Corporation (the “Company”) reported that it had acquired all of the issued and outstanding shares of Aastra Technologies Limited (“Aastra”) in exchange for approximately $80.0 million and the issuance of 44,162,509 common shares, no par value (the “Common Shares”) of the Company (the “Transaction”).  The Company has said that as a result of the Transaction, it has 98,476,254 Common Shares outstanding.  As a result of the issuance of Common Shares, the Reporting Persons’ holdings in the Company have been diluted.

Item 5.  Interest in Securities of the Issuer1

(a) and (b)

The following disclosure assumes that there are 98,476,254 Common Shares outstanding, as indicated to the Reporting Persons by the Company.

MSPI holds 3,729,269 Common Shares, which, after the Transaction, constitutes approximately 3.8% of the outstanding Common Shares.  MS beneficially owns 3,874,330 Common Shares, which, after the Transaction, constitutes approximately 3.9% of the outstanding Common Shares.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, the MS Reporting Units. The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other

1 In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS and its subsidiaries and affiliates (collectively, “MS Group”). This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS Group whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.  A joint filing agreement among the Reporting Persons is attached hereto as Exhibit A.

By virtue of the relationship previously reported in the introductory note to this statement, each of MS and MSPI may be deemed to have shared voting and dispositive power with respect to the Common Shares beneficially owned by MSPI. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)      Information concerning transactions in Common Shares since December 2, 2013, is set forth on Schedule C attached hereto.

(d)      Except for MS, the MS Reporting Units and clients of the MS Reporting Units who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by MS.

(e)      On January 31, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the class of securities.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement dated as of February 5, 2014 between MS and MSPI

Exhibit B: Legal Proceedings

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2014

MORGAN STANLEY

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

By:	/s/ Brian Marcus
	Name:	Brian Marcus
	Title:	Vice President

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common shares of Mitel Networks Corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 5, 2014
MORGAN STANLEY

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

By:	/s/ Brian Marcus
	Name:	Brian Marcus
	Title:	Vice President

EXHIBIT B
LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Company’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States
*Rayford Wilkins, Jr.	Director	United States
Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS
OF MORGAN STANLEY PRINCIPAL INVESTMENTS, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Principal Investments, Inc. (“MSPI”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MSPI at 1585 Broadway, New York, New York 10036.  Each occupation set forth opposite an individual’s name refers to MSPI and each individual is a United States citizen.

Name	Title

*Thomas E. Doster	President
Holly Neiweem	Vice President
Harvey B. Mogenson	Vice President
Louis A. Palladino, Jr.	Vice President
*Edgar A. Sabounghi	Vice President
Brian Marcus	Vice President
David Ratnarajah	Vice President
Ethan J. Schiffman	Vice President
Todd Vannucci	Vice President

* Director

SCHEDULE C

TRANSACTIONS IN SHARES OF THE COMPANY SINCE DECEMBER 2, 2013 BY THE MS REPORTING UNITS

The following table sets forth transactions in shares of the common stock, no par value of Mitel Networks Corporation by the MS Reporting Units whose beneficial ownership is aggregated with that of MS for purposes of this Statement.  All of the transactions were effected in the ordinary course of business as principal, in the open market on the NASDAQ Global Select Market, the Toronto Stock Exchange or other exchanges, or through one of Morgan Stanley’s Alternative Trading Systems

Date of Transaction	Number of Shares Purchased/Sold	Purchase/Sale	Price Per Share (in US $)
12/02/2013	500	Purchase	8.646
12/05/2013	400	Sale	8.8619
12/05/2013	500	Sale	8.9173
12/11/2013	200	Purchase	10.29
12/13/2013	500	Sale	9.4698
12/13/2013	1,200	Sale	9.5975
12/13/2013	21,840	Sale	9.5944
12/16/2013	95	Sale	9.34
12/16/2013	200	Purchase	9.815
12/16/2013	1,000	Sale	9.40
12/16/2013	1,400	Sale	9.40
12/16/2013	1,520	Sale	9.3997
12/16/2013	6,480	Sale	9.3974
12/16/2013	12,800	Sale	9.3977
12/17/2013	200	Sale	9.52
12/17/2013	300	Sale	9.4933333
12/17/2013	389	Sale	9.517712
12/18/2013	139	Sale	9.3856115
12/18/2013	200	Sale	9.42
12/18/2013	200	Sale	9.4432505
12/18/2013	350	Sale	9.4385714
12/18/2013	4,860	Sale	9.460288
12/18/2013	6,921	Sale	9.4528738
12/18/2013	7,900	Sale	9.4536708
12/18/2013	8,019	Sale	9.451227
12/19/2013	90	Sale	9.50
12/19/2013	100	Sale	9.355
12/19/2013	200	Sale	9.425
12/19/2013	200	Sale	9.465
12/19/2013	300	Sale	9.42
12/19/2013	1,100	Sale	9.3727
12/19/2013	1,780	Sale	9.3519
12/19/2013	2,300	Sale	9.3852
12/19/2013	5,700	Sale	9.4743859
12/19/2013	7,700	Sale	9.4646753
12/19/2013	11,200	Sale	9.4805357
12/19/2013	11,220	Sale	9.3862
12/19/2013	15,400	Sale	9.4477922
12/20/2013	95	Purchase	9.55

Date of Transaction	Number of Shares Purchased/Sold	Purchase/Sale	Price Per Share (in US $)
12/20/2013	100	Purchase	9.50
12/20/2013	2,100	Purchase	9.4976
12/20/2013	2,200	Sale	9.49
12/20/2013	3,903	Sale	9.5071739
12/20/2013	4,188	Sale	9.504957
12/20/2013	4,700	Sale	9.5048936
12/20/2013	7,209	Sale	9.5039173
12/20/2013	15,120	Sale	9.4869
12/20/2013	22,280	Sale	9.4902
12/23/2013	10,596	Sale	9.5522801
12/23/2013	10,997	Sale	9.5529207
12/23/2013	11,407	Sale	9.5562873
12/26/2013	546	Purchase	9.6521
12/26/2013	8,950	Sale	9.6329664
12/26/2013	9,451	Sale	9.6396783
12/26/2013	11,699	Sale	9.6376912
12/27/2013	100	Sale	9.59
12/27/2013	100	Sale	9.60
12/27/2013	1,700	Sale	9.5775
12/27/2013	11,063	Sale	9.6269366
12/27/2013	14,825	Sale	9.6268465
12/27/2013	24,012	Sale	9.5835082
12/30/2013	534	Purchase	9.8331
12/30/2013	4,652	Sale	9.8952708
12/30/2013	5,900	Sale	9.8911864
12/30/2013	6,188	Sale	9.8925662
12/31/2013	45	Purchase	10.09
12/31/2013	45	Sale	10.09
12/31/2013	100	Purchase	10.55
01/02/2014	1,300	Sale	9.7068
01/02/2014	1,700	Sale	9.6422
01/06/2014	14,400	Sale	9.1546
01/07/2014	200	Sale	9.09
01/07/2014	600	Purchase	9.7733333
01/07/2014	14,920	Sale	9.1011
01/08/2014	200	Sale	9.635
01/08/2014	3,960	Sale	8.7897
01/08/2014	9,200	Sale	8.7396
01/08/2014	10,440	Sale	8.7857
01/08/2014	29,320	Sale	8.7546
01/09/2014	400	Sale	9.72
01/09/2014	1,000	Sale	8.867
01/09/2014	17,002	Sale	8.912
01/10/2014	3,500	Sale	8.7411
01/10/2014	14,440	Sale	8.7584
01/13/2014	300	Sale	9.5566666
01/13/2014	2,160	Sale	8.7978
01/13/2014	2,700	Sale	8.7943
01/13/2014	2,700	Sale	8.7983
01/14/2014	100	Sale	9.67
01/14/2014	1,138	Sale	8.8062
01/14/2014	4,680	Sale	8.9575
01/15/2014	100	Sale	9.67
01/15/2014	4,940	Sale	9.5865
01/16/2014	300	Sale	10.04

Date of Transaction	Number of Shares Purchased/Sold	Purchase/Sale	Price Per Share (in US $)
01/16/2014	5,500	Sale	10.1207
01/17/2014	50	Purchase	10.06
01/17/2014	100	Purchase	10.08
01/17/2014	600	Purchase	10.085
01/17/2014	733	Purchase	10.0668212
01/17/2014	1,968	Purchase	10.0705589
01/17/2014	2,030	Purchase	10.0634482
01/17/2014	2,493	Purchase	10.0619895
01/17/2014	5,400	Purchase	10.0765524
01/21/2014	100	Purchase	9.96
01/21/2014	147	Purchase	9.7195918
01/21/2014	200	Purchase	9.825
01/21/2014	900	Purchase	9.8255555
01/21/2014	1,300	Purchase	9.9081449
01/21/2014	2,000	Purchase	9.8885
01/21/2014	2,827	Purchase	9.7882419
01/21/2014	2,900	Purchase	9.8544827
01/21/2014	3,000	Purchase	9.8763333
01/22/2014	100	Purchase	9.36
01/22/2014	100	Purchase	9.70
01/22/2014	200	Purchase	9.615
01/22/2014	600	Purchase	9.5283333
01/22/2014	1,700	Purchase	9.482647
01/22/2014	1,775	Purchase	9.4257746
01/22/2014	4,199	Purchase	9.4935055
01/22/2014	4,700	Purchase	9.4829787
01/24/2014	1,000	Purchase	9.2302
01/24/2014	3,800	Purchase	9.1685
01/27/2014	100	Sale	9.81
01/28/2014	200	Purchase	9.78
01/29/2014	100	Sale	10.11
01/30/2014	400	Purchase	9.49125
01/31/2014	600	Sale	9.5966666
02/03/2014	1,400	Sale	8.7476